
Bionomics
Limited

29 April 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05008519


SEC MAIL
RECEIVED
PROCESSING
MAY 2 3 2004
WASH. D.C.
155

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per, Jill Mashado
Company Secretary

PROCESSED
JUN 0 2 2005
THOMSON
FINANCIAL

dlw 6/2

82-34682

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31 March 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	180	897
1.2	Payments for (a) staff costs	(281)	(729)
	(b) advertising & marketing	(35)	(68)
	(c) research & development (incl. R&D staff costs)	(1,130)	(3,252)
	(d) leased assets		
	(e) other working capital	(383)	(577)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	74	291
1.5	Interest and other costs of finance paid	(82)	(251)
1.6	Income taxes paid		
1.7	Other	0	10
	R&D Start Grants	141	963
	Rent Received	34	101
	EMDG	0	27
	Net operating cash flows	(1,482)	(2,588)

82-34682

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,482)	(2,588)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(2,191)	(2,252)
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets	(37)	(130)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(2,228)	(2,382)
1.14	**Total operating and investing cash flows**	(3,710)	(4,970)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	419	419
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (capital raising costs)		
	Net financing cash flows	419	419
	Net increase (decrease) in cash held	(3,291)	(4,551)
1.21	Cash at beginning of quarter/year to date	7,443	8,703
1.22	Exchange rate adjustments to item 1.20	(127)	(127)
1.23	**Cash at end of quarter**	4,025	4,025

82-34682

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	123
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

Explanation necessary for an understanding of financing facilities available

In July 2003 the Company announced that it had put in place an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price agreed between the Company and Bank of New York. The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	860	75
4.2	Deposits at call	3,165	7,368
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	4,025	7,443

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Neurofit	
5.2	Place of incorporation or registration	Strasbourg, France	
5.3	Consideration for acquisition or disposal	AUD$2,252 including $419 in Bionomics' shares and $159 in fees .	
5.4	Total net assets	$2,252 as at acquisition	
5.5	Nature of business	Central nervous system contract research	

Completion of acquisition of Neurofit business

Bionomics' wholly owned subsidiary, Neurofit SAS (formerly Bionomics France SAS), completed the acquisition of the central nervous system contract research business, Neurofit, on 1 March 2005. Consideration paid was Euro 1.250 million comprised of Euro 1 million in cash and Euro 250,000 in Bionomics' shares.

82-34682

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does / ~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: .... Date: 29 April 2005
(CEO & Managing Director)
Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.